[FOR PUBLIC RELEASE]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42303

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/2022________ AND ENDING __12/31/2022_______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Brookwood Associates, LLC______________________________

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3575 Piedmont Center, Bldg 15, Suite 820
(No. and Street)

Atlanta	Georgia	30067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Winborne	404-874-7433	rw@brookwood associates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Greer Walker, LLP

(Name – if individual, state last, first and middle)

Wells Fargo Center, 15 South Main St, Suite 800, Greenville, SC
(Address) (City) (State) (Zip Code)
29601

___June 7, 2005____2324_______
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Brookwood Associates, LLC_____, as of ____December 31,___, 2022____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __President_____

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BrookwoodAssociates

Brookwood Associates, L.L.C.
Financial Statements
with Supplementary Information
December 31, 2022

Filed as PUBLIC pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Brookwood Associates, L.L.C.

Table of Contents
December 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Brookwood Associates, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookwood Associates, L.L.C. (the "Company") as of December 31, 2022, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2021.

GreerWalker

Certified Public Accountants
February 23, 2023
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Brookwood Associates, L.L.C.

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$3,762,887
Accounts receivable	25,000
Property, furniture & equipment, net	12,458
Prepaid expense	28,825
Operating lease right-of-use assets, net	172,908
Total assets	$4,002,078

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued liabilities	$788,015
Deferred revenue	194,028
Operating lease liabilities	191,892
Total liabilities	1,173,935
Members' equity	2,828,143
Total liabilities and members' equity	$4,002,078

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Brookwood Associates, L.L.C. (the Company) was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code, and provides merger and acquisition services and financing services to middle-market companies. The Company operates from an office in Atlanta, Georgia and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority as a broker-dealer.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported periods. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in both interest and non-interest bearing accounts. From time to time, balances in interest bearing accounts may exceed federally insured limits. Included in cash is $3,413,767 of funds held in money market accounts held in federally insured financial institutions as of December 31, 2022.

Accounts Receivable

The Company extends credit to its customers. By their nature, accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2022, the Company considered all remaining accounts collectible and, therefore no allowance has been provided.

3

1.   Organization and Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition

The Company enters into agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. The Company recognizes revenue from these agreements ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenues when material. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. Reimbursements of expenses by clients offset the related expenses are included in operating expense. During 2022, four clients had fees exceeding 10% of total client revenue, which accounted for approximately 77% of revenue.

Under ASC Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenues are generated primarily through merger and acquisition related advisory and consulting services. The Company receives advisory fees to compensate for the substantial research and analysis performed as part of the underlying transactions. The Company believes the performance obligation for providing advisory and consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

The Company also provides advisory services related to mergers and acquisitions and raising capital. Revenue earned for successful closing of transactions are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income until earned by the Company. As of December 31, 2022, the Company recorded deferred revenue of $194,028. As of January 1, 2022, the Company did not have any contract liabilities. Contract assets are recognized as receivables from customers on the accompanying statement of financial condition. As of December 31, 2022 and January 1, 2022, the Company recorded accounts receivable of $25,000 and $163,333, respectively.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Property, Furniture, and Equipment

Property, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over useful lives of three to seven years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2. Property, Furniture and Equipment

Property, furniture and equipment consist of the following at December 31, 2022:

Furniture and fixtures	$88,335
Computers and office equipment	63,577
Leasehold improvements	17,363
	169,275
Less accumulated depreciation	(156,817)
Net property, furniture and equipment	$12,458

Depreciation expense for the year ended December 31, 2022 amounted to $9,592.

3. Employee Benefit Plan

The Company has established an employee retirement plan (the Plan) under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contributions to the Plan.

4. Operating Leases

At December 31, 2022, the balance of the operating lease right of use asset - office lease was $164,415 and the remaining operating lease liability - office lease was $183,399. These amounts represent the net present value of the required lease payments related to the office lease, calculated using a discount rate of 7.5%. During 2022, the Company made cash payments of $139,921 and recognized rent expense $130,778 related to the office lease. At December 31, 2022, the remaining term of the office lease was 16 months. The non-lease component of the office lease, common area maintenance, is a variable payment and is not included in the measurement of the right of use asset nor the lease liability.

At December 31, 2022, the balance of the operating lease right of use asset - copier was $8,493 and the remaining operating lease liability - copier was $8,493. These amounts represent the net present value of the required copier lease payments calculated using a discount rate of 7.5%. At December 31, 2022, the remaining lease term for the copier was 21 months. The copier lease has no variable nor non-lease components. During 2022, the Company made cash payments of $5,194 and recognized rent expense of $5,194 related to the copier lease.

Neither lease agreement includes the option to extend or renew the lease term. The Company has not entered into any short term leases.

Reconciliation of remaining undiscounted cash flows to year end lease liabilities:

	Office Lease	Copier Lease	Total
Cash outflow 2023	$144,114	$5,194	149,308
Cash outflow 2024	49,239	3,894	53,133
Cash outflow 2025	0	0	0
Cash outflow 2026	0	0	0
Cash outflow 2027	0	0	0
Less imputed interest	(9,954)	(595)	(10,549)
Lease Liability 12/31/22	$183,399	$8,493	$191,892

5. Members' Equity

The following table summarizes the changes in members' equity by class for the year 2022.

	Class A	Class B	Class C	Total
Balance 12/31/21	$882,038	$241,935	$255,220	$1,379,193
Net Income	1,812,712	569,789	887,344	3,269,845
Distributions	(185,895)	(660,000)	(975,000)	(1,820,895)
Balance 12/31/22	$2,508,855	$151,724	$167,564	$2,828,143

5.   Members' Equity (continued)

The members are subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.

6.   Other Accounting Pronouncements

Accounting standards that have been issued or proposed by F ASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

7.   Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. As of December 31, 2022, the Company had net capital of $2,761,860 which was $2,736,321 in excess of its required net capital of $25,539. The Company's ratio of aggregate indebtedness to net capital was .14 to l.